UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 4, 2026

La Rosa Holdings Corp.
(Exact name of registrant as specified in its charter)

Nevada	001-41588	87-1641189
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1420 Celebration Blvd., 2nd Floor Celebration, Florida	34747
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:

(321) 250-1799

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value	LRHC	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item1.01 Entry into a Material Definitive Agreement.

Disposition of Membership Interest in LR Kissimmee

On February 4, 2026 (the “Effective Date”), La Rosa Holdings Corp. (the “Company”) entered into, and closed the transaction (the “Transaction”) provided for under a Membership Interest Purchase Agreement (the “Sale Agreement”) by and among the Company, the buying member (the “Buyer”) and Horeb Kissimmee Realty LLC, a Florida limited liability company (“LR Kissimmee”), pursuant to which the Company sold the Company’s pre-Transaction 51% membership interest (the “Interest”) in LR Kissimmee to Buyer, LR Kissimmee’s pre-Transaction 49% owner. A description of the Sale Agreement and its material terms is set forth under Item 2.01 below and is incorporated by reference in this Item 1.01.

Under the Sale Agreement, the Company will receive from the Buyer aggregate cash consideration for the Interest of $500,000, payable in twelve (12) equal monthly installments of $41,666.67, commencing February 28, 2026. In addition, the Buyer agreed to pay the Company $61,200, representing the Company’s pro rata share of an outstanding loan previously made by LR Kissimmee to the Buyer, payable in four (4) equal quarterly installments of $15,300 commencing on the same date.

As a result of the closing of the Transaction, the Company has fully withdrawn as a member of LR Kissimmee and has no continuing ownership interest therein.

Trademark and Brand Licensing Agreement

As part of the closing the Transaction, on the Effective Date the Company also entered into a Trademark & Brand Licensing Agreement (the “Licensing Agreement”) with LR Kissimmee, pursuant to which the Company granted to LR Kissimmee a non-exclusive, non-transferable license to use certain trademarks and branding of the Company in connection with LR Kissimmee’s real estate brokerage business. The Licensing Agreement provides for a flat monthly licensing fee payable to the Company of $4,500 and has an initial term of one (1) year from the Effective Date, subject to termination as provided therein.

The foregoing descriptions of the Sale Agreement and the Licensing Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are filed as Exhibits 10.1 and 10.2 hereto and are incorporated herein by reference.

Item 2.01. Completion of Acquisition or Disposition of Assets.

To the extent required by Item 2.01, the disclosures set forth in Item 1.01 above regarding the Transaction, the Sale Agreement and the Licensing Agreement are incorporated by reference into this Item 2.01.

Item 9.01. Financial Statements and Exhibits.

(b) Pro Forma Financial Information.

The pro forma financial information required by this Item 9.01(b) with respect to the disposition of the Interest described in Item 1.01 herein, has not been filed with this Current Report on Form 8-K. The Company intends to file such pro forma financial information by amendment to this Current Report on Form 8-K as soon as practicable, and in any event not later than seventy-one (71) calendar days after the date on which this Current Report on Form 8-K was required to be filed.

(d) Exhibits.

The following exhibits are filed herewith:

Exhibit No.	Description
10.1	Membership Interest Purchase Agreement, among the Company, Horeb Kissimmee Realty LLC and the selling member, dated February 4, 2026.
10.2	Trademark and Brand Licensing Agreement, between the Company and Horeb Kissimmee Realty LLC, dated February 4, 2026.
104	Cover Page Interactive Data File (embedded with the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 10, 2026	LA ROSA HOLDINGS CORP.

	By:	/s/ Joseph La Rosa
	Name:	Joseph La Rosa
	Title:	Chief Executive Officer

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